PROSPECTUS SUPPLEMENT                      FILED PURSUANT TO RULE NO.  424(b)(3)
(To Prospectus dated March 12, 2002)            REGISTRATION NO.  333-52022










                        1,000,000,000 Depositary Receipts
                          Oil Service HOLDRS (SM) Trust

         This prospectus supplement supplements information contained in the prospectus dated March 12, 2002 relating to the sale of up to 1,000,000,000 depositary receipts by the Oil Service HOLDRS (SM) Trust.

         The share amounts specified in the table on page 12 of the base prospectus shall be replaced with the following:

                                                                         Primary
                                                               Share     Trading
                   Name of Company                  Ticker    Amounts     Market
           ---------------------------------------------------------------------
           Baker Hughes Incorporated                  BHI       21         NYSE
           BJ Services Company                        BJS       14         NYSE
           Cooper Cameron Corporation                 CAM        4         NYSE
           Diamond Offshore Drilling, Inc.            DO        11         NYSE
           ENSCO International Incorporated           ESV       11         NYSE
           GlobalSanteFe Corporation                  GSF     19.975       NYSE
           Grant Prideco, Inc.                        GRP        9         NYSE
           Halliburton Company                        HAL       22         NYSE
           Hanover Compressor Company                 HC         5         NYSE
           Nabors Industries, Inc.                    NBR       12         AMEX
           National-Oilwell, Inc.                     NOI        7         NYSE
           Noble Drilling Corporation                 NE        11         NYSE
           Rowan Companies, Inc.                      RDC        8         NYSE
           Schlumberger N.V.                          SLB       11         NYSE
           Smith International, Inc.(1)               SII        4         NYSE
           Tidewater Inc.                             TDW        5         NYSE
           Transocean Sedco Forex Inc.                RIG       18         NYSE
           Weatherford International, Inc.            WFT        9         NYSE

           --------------------
           (1) Smith International Inc. announced a 2-for-1 stock split on its common stock payable to shareholders of record as of June 20, 2002. Smith International Inc. will begin trading on a split-adjusted basis on July 9, 2002. Effective July 12, 2002 the share amount of Smith International Inc represented by a round lot of 100 Oil Service HOLDRS will be 8.



         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

Recent Developments

         As of January 2, 2002, Standard & Poor's Corporation sector classifications are based upon the new Standard & Poor's Global Industry Classification Standard ("GICS") sectors. Standard & Poor's Corporation is an independent source of market information that, among other things, maintains the Global Industry Classification Standard, which classifies the securities of public companies into various sector classifications based upon GICS sectors, which are derived from its own criteria. The GICS classification standards were exclusively effective on January 2, 2002. There are 10 Standard & Poor's GICS sectors and each class of publicly traded securities of a company are given only one GICS sector.

         The securities included in the Oil Service HOLDRS are currently represented in the Energy GICS sector. The Standard & Poor's GICS sector classifications of the securities included in the Oil Service HOLDRS may change over time if the companies that issued these securities change their focus of operations or if Standard & Poor's alters the criteria it uses to determine GICS sectors, or both.

         As provided in the depositary trust agreement, in addition to the other reconstitution events described therein, if the underlying securities of an issuer cease to be outstanding as a result of a merger, consolidation, corporate combination or other event, the trustee will distribute the consideration paid by and received from the acquiring company to the beneficial owners of Oil Service HOLDRS only if the distributed securities have a different Standard & Poor's GICS sector classification than any of the underlying securities represented in the Oil Service HOLDRS at the time of the distribution or exchange or if the securities received are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System. In any other case, the additional securities received as consideration will be deposited into the Oil Service HOLDRS trust.

         In addition, securities of a new company will be added to the Oil Service HOLDRS, as a result of a distribution of securities by an underlying issuer, where a corporate event occurs, or where the securities of an underlying issuer are exchanged for the securities of another company, unless the securities received have a Standard & Poor's GICS sector classification that is different from the GICS sector classification of any other security then included in the Oil Service HOLDRS or are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System.


            The date of this prospectus supplement is June 30, 2002.